Broadmark Capital, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	208,838
Accounts receivable		60,600
Prepaid expenses		4,802
Property and equipment, net		65,352
Other assets		218
Total assets	$	339,810

Liabilities and Member's Equity

Liabilities

Account payable and accrued expenes	$	47,219
Total liabilities		47,219

Commitments and contingencies

Member's equity

Member's equity		292,591
Total member's equity		292,591
Total liabilities and member's equity	$	339,810

The accompanying notes are an integral part of these financial statements.